Exhibit 99.3

ADDENDUM No.1

To

MV Navios Phoenix

Bareboat Charter Party dated 22nd December, 2021

This Addendum, is made and entered into 19 day of June, 2023 by and between PHAROS NAVIGATION S.A. of the Republic of the Marshall Islands (hereinafter called the “Charterers”) and ASL NAVIGATION S.A. of the Republic of Panama (hereinafter called the “Owners”),

WITNESSETH;

WHEREAS, the Charterers and the Owners have entered into a certain bareboat charter party and rider clause dated 22nd December, 2021 (hereinafter called the “BBCP”) for the bareboat charter of one (1) 180,242 DWT BULK CARRIER named as MV Navios Phoenix, and

WHEREAS, the Financial Conduct Authority (FCA) responsible for supervising LIBOR has announced on 5th March, 2021 that the publication of USD LIBOR will cease, and 1 month ICE LIBOR will cease to be published on 30th June 2023, and

WHEREAS, due to the upcoming cessation of USD LIBOR publication, the Charterers and the Owners desire to agree to change interest rate of the BBCP from “1 month ICE LIBOR” to “1 month CME TERM SOFR + 0.11448%” plus applicable spread, if any.

NOW THEREFORE, notwithstanding anything contained in the BBCP, it is mutually agreed and confirmed by the parties hereto that:

1.	Box 24. shall be amended as per following.

24. Rate of interest payable acc. To Cl.11 (f) and, if applicable, acc. to PART IV

1M CME TERM SOFR plus 3.11448%

2.	Clause 36(1) II. shall be amended as per following.

36. HIRES AND EXTRA PAYMENTS

(1) Monthly Hire

II. Monthly Variable hire is calculated from the number of the days in any relevant month and daily variable hire in accordance with the following formula:

Monthly Variable Hire = Daily Variable Hire x the number of the days in the relevant month.

Daily Variable Hire = Charter Principal Balance (the table of Charter Principal Balance shall be attached to this contract as appendix) x (3.11448% + one (1) month CME TERM SOFR as applicable for the month in respect of which such Daily Variable Hire is to be calculated) / 360

An applicable one (1) month CME TERM SOFR shall be one month CME TERM SOFR published by Chicago Mercantile Exchange (CME) on five (5) Banking Days prior to the first day of the relevant month(the “Observation Day”).

In case the Observation Day is not a day on which banks in London are open for business, the Observation Day shall be altered to the nearest day on which banks in United States are open for business prior to the above mentioned Observation Day.

If no Screen Rate is available for one month CME TERM SOFR for any particular month, the applicable one month CME TERM SOFR shall be the alternative rate as evidenced by and applicable under the loan or facility agreement (such evidence to be provided to the Charterers) between the Owners and the mortgagee(s) in box 28 and the spread over the alternative rate shall be adjusted.

The Owners shall notify the Charterers in writing of the Monthly Variable Hire due on any due date for hire by sending to the Charterers a duly issued invoice for that Monthly Variable Hire and Monthly Fixed Hire at least four (4) Banking Days before that due date.

Charter Principal Balance means USD20, 000,000 less the aggregate Monthly Fixed Hire as has at any relevant time been paid to the Owners.

3.	Effective date

This Addendum shall be effective on and from the date of its execution by both parties, and the interest rate shall be changed from the 20th hire with the interest period of 27th July, 2023 through 29th August, 2023.

4.	GOVERNING LAW

This Addendum shall be governed by and construed in accordance with English Law. The arbitration provision of Clause 30 of the BBCP shall apply mutatis mutandis to this Addendum.

5.	All other terms and conditions in the said BBCP shall remain unaltered and in full force.

IN WITNESS WHEREOF, the parties hereto have caused this Addendum to be duly executed on the day and year first above written.

Signature (Owners)	Signature (Charterers)
ASL NAVIGATION S.A.	PHAROS NAVIGATION S.A.

/s/ Ren Wada By: Ren Wada Title: Director/President	/s/ Georgios Panagakis By: Title: